SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

CHINA EXECUTIVE EDUCATION CORP.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

682164108

 (CUSIP Number)

Zhiwei HUANG
Room 307, Hualong Business Building,
110 Moganshan Road, Hangzhou 310005, P.R.China
86-571-8880-8109

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 13, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.
___________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682164108

1)	Name of Reporting Persons:

Kaien LIANG
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

Taiwan resident
	(7)	Sole Voting Power

Number of		15,895,500
Shares	(8)	Shared Voting Power
Beneficially
Owned		0
By Each	(9)	Sole Dispositive Power
Reporting
Person With		15,895,500
	(10)	Shared Dispositive Power

		0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

15,895,500 (1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

69.61% (2)
14)	Type of Reporting Person

IN

(1) The Reporting Person beneficially owns the shares indicated, which are owned of record by Magic Dream Enterprises Ltd.

(2) Based on 22,834,100 shares of the common stock, par value 0.001 per share, issued and outstanding as of December 13, 2010.

Explanatory Note:  This Amendment No. 1 (this "Amendment") is being filed to amend certain information provided in the Schedule 13D (the "Prior Filing") filed by the Reporting Persons on February 22, 2010.   Each capitalized term that is used but not defined in this Amendment has the meaning given to that term in the Prior Filing.

Item 1.	Security and Issuer.

This Amendment relates to the common stock, par value $.001 per share (the “Common Stock”), of China Executive Education Corp. (the “Issuer”), a Nevada corporation.  The principal executive office of the Issuer is located at Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou 310005, P.R.China.

Item 2.	Identity and Background.

This Amendment is filed by Kaien LIANG, whose business address is Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou 310005, P.R.China.  Mr. LIANG’s principal occupation is serving as the Chief Executive Officer and Chairman of the Issuer.

During the last five years, Mr. LIANG (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. LIANG is a Taiwan resident.

Item 3.	Source and Amount of Funds or Other Consideration.

Since Mr. LIANG’s last filing on Form 13D, Mr. LIANG has effected the following transactions:

On April 8, 2010, Mr. LIANG granted a total of 16,600 shares of Common Stock to loyal customers of the Issuer.

On July 16, 2010, Mr. LIANG granted a total of 62,900 shares of Common Stock to loyal customers and the employees of the Issuer, and later decided it was in the best interests of the Issuer to receive $2.00 per share for a portion of the shares granted.

On August 30, 2010, Mr. LIANG sold a total of 1,400,000 shares of Common Stock in private sales, at a price of $2.00 per share.

On December 13, 2010, Mr. Liang sold a total of 225,000 shares of Common Stock in private sales, at a price of $3.00 per share.

Item 4.	Purpose of Transaction.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

Mr. LIANG is the beneficial owner of an aggregate of 15,895,500 shares of Common Stock, constituting 69.61% of the Issuer’s outstanding Common Stock as of December 13, 2010.  Mr. LIANG has sole power to vote and dispose of these shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Person has not entered into any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

        Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2010

Kaien LIANG

/s/ Kaien LIANG